

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

<u>Via E-mail</u>
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re: Longhai Steel, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 28, 2013**
> **File No. 333-183949**

Dear Ms. Han:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comment.

<u>Executive Compensation, page 47</u>

1.   Please update all compensation information for directors and officers, including but not limited to, the information provided in the tables in this section, for the year ended December 31, 2012.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
Pillsbury Winthrop Shaw Pittman LLP